

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

January 18, 2013

Via E-mail
Mr. Steven R. Gardner
President and Chief Executive Officer
Pacific Premier Bancorp, Inc.
1600 Sunflower Avenue
Second Floor
Costa Mesa, California 92626

Re: **Pacific Premier Bancorp, Inc.
Amendment Number Two to Registration Statement on Form S-4
Filed January 15, 2013
File No. 333-184876**

Dear Mr. Gardner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Summary, page 4

1. We acknowledge your response on page 27 to comment two of our letter to you dated January 4, 2013. Please make similar changes in your tables that cite common shares and selected financial ratios on page 23 and 25 to disclose the changes attributable to the increases in outstanding shares as a result of your sales of securities both before and after December 31, 2012. As we requested, revise the "Parties" section on page 4 to update the aggregate percentage of shares beneficially owned by your major stockholders to reflect recent purchases and sales.

2. We acknowledge your response on page 27 to comment three of our letter to you dated January 4, 2013. As we requested, disclose on page 7 the aggregate value of the mortgage related securities as of a recent date, the extent to which expenses as of a recent date exceed the threshold of $3.9 million and the effect on the amount of cash consideration.

<u>Item 18</u>

3. Please provide the information required by Item 18(a) (7) of Form S-4.

<u>Unaudited Pro Forma Combined Consolidated Financial Date, page 102</u>

4. Please revise here and throughout the document, as applicable, to present the receipt of the offering proceeds and the issuance of the related shares associated with the December 11, 2012 offering before the historical and pro forma financial information related to FAB. Doing so will present a clearer snapshot of the company's financial statements on a pro forma basis at September 30, 2012 as the offering has occurred while the proposed merger has yet to be voted on.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Paul Cline at (202) 551-3851 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or at (202) 551-3375 if you have questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director